Exhibit 99.1

October 12, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We hereby inform you that the Board of Directors of Grupo Financiero Galicia S.A. (“G.F.G.”) has approved the commencement of a corporate reorganization involving G.F.G. and its main subsidiary Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”).

The reorganization will consist of the divestiture of Banco Galicia’s shares in Tarjetas Regionales S.A., which represent 77% of such company’s share capital, and the incorporation of the same into the assets of G.F.G.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com